December 7, 2007

Mail Stop 7010

By U.S. Mail and facsimile to (972) 673-2150
Mr. Phil Rykhoek, Senior Vice President and Chief Financial Officer
Denbury Resources, Inc.
5100 Tennyson Parkway
Suite 1200
Plano, Texas 75024

> **Re: Denbury Resources, Inc.**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 3, 2007**
> **File No. 01-12935**

Dear Mr. Rykhoek:

We have reviewed your response letter dated October 26, 2007, and have the following comments. Please respond to our comments by December 21, 2007, or tell us by that time when you will provide us with a response. If the comments request revised disclosure in future filings, please confirm in writing that you will comply with the comments in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comments or any other aspect of our review.

General

1. We reissue prior comment 4. Your disclosure indicates that the committee considers certain goals and objectives in determining the named executive officers' bonus awards. In particular, we note the statement indicating that the committee conducts an "overall evaluation of corporate results and whether or not [you] achieved [your] general corporate goals and objectives." This suggests that the achievements of goals and objectives were considered in establishing the named executive officers' bonus awards. Please disclose those qualitative and quantitative goals and targets that you used to establish bonus compensation. To

the extent you believe that the disclosure of the goals and targets will result in competitive harm, please provide a detailed analysis supporting your conclusion.

2. You note in response to prior comment 5 that you "will make clear in future filings, and expressly state that based on the current arrangements, the committee cannot increase the number of performance-based shares and that such discretionary review can only result in a reduction." It is unclear from your response whether you will disclose your committee's consideration of "other discretionary factors" and describe how the factors were taken in consideration in future filings. Please supplementally provide us with an indication of whether or not you intend to discuss specific acts of discretion in future filings.

3. We note your response to prior comment 6 and reissue the comment. It is unclear from your response whether you will quantify the amounts payable upon the occurrence of the triggering events. Please provide us with a confirmation that you will provide the requested disclosure in future filings.

Please contact me at (202) 551-3687 with any questions.

Sincerely,

Carmen Moncada-Terry
Attorney-Advisor